Exhibit 99.1

Foresight: Eye-Net Successfully Completes First Pilot Phase with a Top Global Vehicle Manufacturer

The Japanese vehicle manufacturer has concluded that the Eye-Net™ solution is a valid option for its smart city project

Ness Ziona, Israel – March 12, 2021 - Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., successfully completed the first phase of a pilot project with the intelligent transport system division of a multi-billion-dollar global Japanese vehicle manufacturer. The vehicle manufacturer reviewed the performance of the Eye-Net™ Protect accident prevention solution and subsequently concluded it is a valid option for the safety traffic system of its smart city project. Following the results of the first phase, the vehicle manufacturer will initiate technical discussions between Eye-Net and the smart city constructor, progressing towards possible integration into its smart city project.

This announcement follows the Company’s March 1st, 2021 announcement about Eye-Net’s successful completion of a controlled-environment trial, which was part of the same pilot project.

“We are excited to announce the completion of the first phase of our pilot project with the Japanese vehicle manufacturer after successfully meeting the vehicle manufacturer’s key performance indicators. We look forward to completing the next steps defined by the vehicle manufacturer and possibly integrating the Eye-Net technology into the Japanese smart city project. This project has the potential to become a critical catalyst for integrating our solution into similar smart city projects around the world,” said Dror Elbaz, COO & Deputy CEO of Eye-Net Mobile.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that the vehicle manufacturer will initiate technical discussions between Eye-Net Mobile and the smart city constructor, progressing towards possible integration into its smart city project, completing the next steps defined by the vehicle manufacturer, possibly integrating the Eye-Net technology into the Japanese smart city project, and that the project has the potential to become a critical catalyst for integrating the Company’s solution into similar smart city projects around the world. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654